82-34645

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212)-450-6604

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

02034088

File No. 82-5134

May 14, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. The Board of Directors approved the consolidated and unconsolidated financial statements corresponding to the first quarter of 2002.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

5/23

Very truly yours,

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Letter to the CONASEV dated April 25, 2001:

The Board of Directors approved the consolidated and unconsolidated financial statements corresponding to the first quarter of 2002.

Telefónica

CONASEV
AREA TRAMITE DOCUMENTARIO

'02 ABR 26 14:28

RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

RECD S.E.C.
MAY 14 2002
1086

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.

GGR-135-A-/52-2002
Lima, 25 de abril de 2002

Señores
COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, nos dirigimos a ustedes en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 307-95-EF/94.10, para informarles que en sesión realizada en la fecha, el Directorio de Telefónica Móviles Perú Holding S.A.A. aprobó los estados financieros individuales y consolidados de la Sociedad correspondientes al primer trimestre de 2002 -que se adjuntan a la presente- y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan, lo que constituye Hecho de Importancia.

Sin otro particular, quedamos de ustedes.

Atentamente,

Víctor Carlos Schwartzmann Larco
Representante